Haynie & Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

March 31, 2020

Securities and Exchange Commission
100 F Street
Washington, DC 20549

Re: United Health Products, Inc.
Commission File No. 000-27781

Ladies and Gentlemen:

We have received a copy of United Health Products, Inc.'s ("Company") Current Report on Form 8-K filed with the Commission on March 31, 2020, and reviewed the statements made in Item 4.02, "Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or completed Audit Report," and disagree with the following:

- At the end of January 2020, additional information came to our attention that drew into question the validity of the $438,596 revenue transaction that was recognized in the fourth quarter 2017. This transaction constituted approximately 68% of the Company's revenue for the period. As a result, we began an investigation and made additional inquiries and requests for information from the Company. Based on this additional information provided by the Company, we concluded that the Company provided incomplete and inaccurate shipping information for this transaction during the audit of the Company's December 31, 2017 financial statements. We also determined that during 2019, the Company failed to provide us with relevant communications between the Company and its customer and mischaracterized the substance of the communications with this customer.

- During the audit of the Company's December 31, 2017 financial statements, we noted a $130,725 revenue transaction that occurred during the first quarter 2017. This transaction constituted approximately 58% of the Company's revenue for the first quarter of 2017 when it was first recognized. We discovered that the Company had never delivered that product to its customer, and in fact, the customer had canceled the order because the Company was unable to fulfill the order. This transaction should never had been recognized as revenue. Accordingly, the Company's financial statements for each of the first three quarters of 2017, which were included in the quarterly reports on Form 10-Q filed in 2017 and 2018, were materially inaccurate and should not be relied on.

- On March 17, 2020, we provided the results of our investigation and our analysis of the issues to the Company. This analysis concluded that the financial statements as of and for the years ended December 31, 2018 and 2017, were materially incorrect and should no longer be relied upon. This analysis also concluded that the financial statements as of March 31, 2017, June 30, 2017, September 30, 2017, March 31, 2018, June 30, 2018, and September 30, 2018 were also materially incorrect and could no longer be relied upon. We reiterate.

- The Company's statement: "the net effect of the change would not result in a material difference to the Company's 2018 annual financial statements" is incorrect. The Company erroneously recognized $438,596 of revenues in 2017, which constituted approximately 68% of revenue for the year. The associated account receivable was reflected in the 2018 quarterly reports until the account receivable was written off as debt expense in the third and fourth quarters of 2018. We have now concluded that the $438,596 referenced transaction should never been reflected in revenue, making the December 31, 2017 and the first three 2018 quarterly financial statements materially incorrect. Those statements should not be relied on.

- The Company states that we resigned from the engagement because we did not want to take on more work. We disagree. During our audit of the Company's December 31, 2018 financial statements, we advised that if the Company's current stock price persisted at June 30, 2019, the Company would be required to obtain an audit of its Internal Controls over Financial Reporting ("ICFR"). We discussed this requirement with the Company's board of directors and informed them they would need to begin documenting and testing their internal controls over financial reporting to be prepared for an ICFR audit at December 31, 2019. We continued to have those discussions with the board as part of each of the 2019 quarterly reviews. At each discussion, the board informed us that the Company was going to be sold prior to yearend and an ICFR audit would not be necessary however, they could never go into specific discussions regarding the potential sale. On December 17, 2019, after having another discussion with the Company regarding the status of its internal controls, we were informed that the Company had not yet started the process of documenting and testing its internal controls over financial reporting and would not be sold prior to yearend. Based on the Company's lack of preparedness and on the fact that we now no longer trusted management's representations we offered our resignation.

We hereby consent to the filing of this letter as an exhibit to the foregoing report on Form 8-K.

Sincerely,

Haynie & Company

Haynie & Company